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April 7, 2010

Via EDGAR Transmission

James O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Equity Funds IV
File Nos. 033-00442 and 811-04413

Dear Mr. O’Connor:

On behalf of Delaware Group Equity Funds IV (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the preliminary consent solicitation statement (the “Consent Solicitation Statement”), which was filed on March 26, 2010, in connection with the approval of a sub-advisory agreement for the Delaware Global Real Estate Securities Fund (the “Fund”), which is a series of the Registrant.  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.           Comment:  Add disclosure explaining what course of action the Fund will take if the required approval of shareholders is not obtained.

Response:  The following disclosure will be included under "Required Vote" in the Consent Solicitation Statement:  “If the Subadvisory Agreement is not approved, the Board will decide on a course of action for the Fund, which may include continuing the Fund’s current management arrangements, liquidating the Fund, or such other course of action as the Board concludes is appropriate.”

2.           Comment:  Explain the basis the soliciting consents for approval of the proposed sub-advisory agreement instead of soliciting proxies and holding a shareholder meeting.

Response:  On February 17, 2010, the Fund’s Board approved the appointment of Macquarie Capital Investment Management LLC (“MCIM”) as sub-adviser to the Fund.  Because MCIM is an affiliate of the Fund’s investment adviser, Delaware Management Company (“DMC”), the Registrant’s Board of Trustees could not rely on the Registrant’s manager-of-managers exemptive order to approve MCIM as sub-adviser without also seeking the approval of the Fund’s shareholders.  However, DMC and the Board believed that because the Fund had two shareholders who held all of the Fund’s outstanding

James O'Connor
April 7, 2010

shares, it would be more efficient and cost-effective to solicit consents rather than undertake a proxy solicitation and hold a special shareholder meeting, particularly in light of the fact that these shareholders are affiliates of DMC.  Moreover, the Registrant believes that proceeding in this manner is permissible because its Agreement and Declaration of Trust provides that “[a]ny action which may be taken at any meeting of Shareholders may be taken without a meeting and without prior notice if a consent in writing setting forth the action so taken is signed by the holders of Shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Shares entitled to vote on that action were present and voted.”

*           *           *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss the response presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Kathryn R. Williams
Delaware Investments
Bruce G. Leto
Stradley Ronon Stevens & Young, LLP